
02005159

AK

VF 2-7-02**

ITED STATES
) EXCHANGE COMMISSION
ıngton, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2001
Estimated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 7080

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____10/01/00______________ AND ENDING _______09/30/01____________________

MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A. B. Watley, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Malin **212-422-1100**

(Area Code – Telephone No

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	**New York**	**NY**	**10019**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

...respond to the collection of information contained...

OATH OR AFFIRMATION

I, Robert Malin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of A.B.Watley_Inc., as of September 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

LINDA J. MALIN
Notary Public, State of New York
No. 02MA6033148
Qualified in New York County
Commission Expires November 15, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

A.B. Watley, Inc.

Statement of Financial Condition

September 30, 2001

Contents



■ Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Stockholder of
A.B. Watley, Inc.

We have audited the accompanying statement of financial condition of A.B. Watley, Inc. as of September 30, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of A.B. Watley, Inc. at September 30, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

January 11, 2002

A.B. Watley, Inc.

Statement of Financial Condition

September 30, 2001

Assets	
Cash and cash equivalents	$ 963,361
Securities owned, at market value	343,434
Receivables from clearing brokers	2,294,533
Property and equipment, at cost, net of accumulated depreciation and amortization of $420,101	171,203
Loans and advances	257,197
Receivable from parent	4,368,947
Other assets	192,500
Total assets	$ 8,591,175
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable and accrued liabilities	$ 2,640,183
Securities sold, not yet purchased, at market value	372,545
Subordinated borrowings	530,000
Total liabilities	3,542,728
Stockholder's equity:	
Common stock, no par value, 200 shares authorized, 99 shares issued and outstanding	–
Additional paid-in capital	2,758,455
Retained earnings	2,289,992
Total stockholder's equity	5,048,447
Total liabilities and stockholder's equity	$ 8,591,175

See notes to financial statements.

A.B. Watley, Inc.

Notes to Statement of Financial Condition

September 30, 2001

1. Organization, Liquidity and Capital Resources

A.B. Watley, Inc. (the "Company") is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is an introducing broker and clears all transactions through two clearing brokers on a fully disclosed basis. Accordingly, the Company is exempt from the Securities and Exchange Commission's (the "SEC") Rule 15c3-3.

The Company is a wholly-owned subsidiary of A.B. Watley Group Inc. ("ABWG" or the "Parent") which was formerly known as Internet Financial Services Inc. The Company is conducting business in (a) electronic trading, information and brokerage services, (b) institutional block trading, and (c) activities relating to the foregoing.

For the year ended September 30, 2001 ABWG incurred consolidated losses of approximately $21 million and used cash in its operating activities of nearly $16 million. These losses and use of cash are in addition to the approximately $10.6 million of losses and $6.1 million of cash used in operating activities during the two years ending September 30, 2000. The market conditions during fiscal 2001 have been very challenging for online brokerage firms such as ABWG as well as for the brokerage industry in general. Trading volume has significantly decreased, ABWG (including the Company) has lost customers in its core direct access business and increased competition has put pricing and margin pressures on ABWG. At September 30, 2001, the Company has a $4.4 million receivable from ABWG.

ABWG has invested heavily in the last few years in building its proprietary technology, its people and its technology and service infrastructure. Management believes that these investments have positioned ABWG as one of the larger, independent direct access brokerage providers and have enabled ABWG to sign a significant licensing agreement with E*Trade Group, Inc. ("E*Trade"). ABWG's software licensing agreement with E*Trade moved from the testing stage and into the production environment in September 2001. Licensing and post-production development fees approximated $350,000 through December 2001. ABWG expects such E*Trade fees to increase as additional E*Trade customers are converted to the platform; ABWG is also pursuing licensing arrangements with other banks and brokerage firms. However, continuing operating losses will require ABWG (including the Company) to obtain additional finances (debt and/or equity), as ABWG (including the Company) has not yet begun to generate sufficient internal cash flow to support its activities.

1. Organization, Liquidity and Capital Resources(continued)

To respond to its liquidity and capital resource needs, management of ABWG has initiated various cost cutting initiatives, targeted acquisitions in complementary brokerage businesses and raised additional capital. The cost cutting initiatives of ABWG (including the Company) will include reductions in workforce, reductions in capital expenditure outlays, and renegotiated clearing corporation agreements at more favorable rates. Further, ABWG has continued to evaluate acquisitions that might increase cash flow and enhance economies of scale to its existing infrastructure. ABWG consummated an acquisition on November 2, 2001 (see note 10).

Subsequent to September 30, 2001, ABWG has raised approximately $3.8 million in new, convertible preferred stock, exchanged an outstanding $2.5 million senior subordinated demand note into convertible preferred stock and extended the maturity date of $3.8 million of outstanding notes payable to related parties. In January 2002, ABWG received a commitment from an officer and stockholder for up to $2,000,000 of financing in the form of equity or debt with a maturity no sooner than January 15, 2003, at prevailing market rates. Management anticipates that ABWG (including the Company) will have sufficient cash to execute its business plans during the fiscal year ending 2002. However, there can be no assurances that actual costs will not exceed estimated costs, actual revenues and fees will not be less then estimated amounts, or ABWG (including the Company) will be able to generate sufficient cash from operations to meet capital requirements, debt service and other obligations when required.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents: Cash and cash equivalents include highly liquid instruments with original maturities of less than three months held by one global financial institution.

Securities Transactions, Revenues, and Related Expenses: Securities transactions and related revenues and expenses, including commissions revenues and expenses, are recorded on a trade date basis. Data service revenues are recorded as services are provided.

Securities Owned and Securities Sold, Not Yet Purchased: Securities owned and securities sold, not yet purchased are stated at market or fair values, with resulting unrealized gains and losses reflected in the statement of income. Market value is generally based on listed

2. Summary of Significant Accounting Policies (continued)

market prices. If listed market prices are unattainable, fair value is determined based on other relevant factors including broker or dealer price quotes.

Property and Equipment: Computer equipment, furniture and fixtures, and leasehold improvements are carried at cost and depreciated/amortized on the straight line basis over their estimated useful lives, generally three to five years. Computer software is amortized on the straight-line basis over a period of three years.

Use of Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments: Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value.

Business Development: The Company expenses all promotional costs as incurred. Advertising production costs are expensed when the initial advertisement is run. Costs of communicating advertising are expensed as the services are received. Substantially all business development costs relate to advertising.

Income Taxes: The Company files a consolidated federal, state, and local income tax return with ABWG. Income taxes for financial statement purposes are calculated on a separate company basis.

3. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Net Capital Rule") which requires the Company to maintain minimum net capital such that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Net Capital Rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2001, the Company had net capital, as defined, of $423,436 which was $247,415 in excess of its required net capital of $176,021. The aggregate indebtedness to net capital ratio was 6.2 to 1.

4. Financial Instruments with Off Balance Sheet Risk or Concentrations of Credit Risk

Pursuant to clearance agreements, the clearing and depository operations for the Company and its customers' securities transactions are provided by two clearing broker-dealers. The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The Company, through its clearing brokers, seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing brokers monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. All customer transactions pending as of September 30, 2001 settled without material adverse effect to the Company.

Also, in the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing brokers to obtain additional collateral from the Company's customers. It is the policy of the clearing brokers to value the short positions and to obtain additional deposits where deemed appropriate.

The Company may at times maintain positions in equity securities on both a long and short basis. While long positions represent the Company's ownership of securities, short positions represent obligations of the Company. Accordingly, both long and short positions may result in gains or losses to the Company as market values of securities fluctuate. To manage the risk of losses, the Company marks long and short positions to market daily and continuously monitors the market fluctuations.

5. Property and Equipment

Property and equipment at September 30, 2001 consist of the following:

Computer equipment	$ 554,917
Software	13,707
Furniture and fixtures	22,680
	591,304
Less: accumulated depreciation and amortization	(420,101)
	$ 171,203

6. Subordinated Borrowings

Borrowings of $405,000 and $125,000 at September 30, 2001 are subordinated to the claims of general creditors and mature on October 31, 2002 and October 31, 2003, respectively, as amended on October 15, 2001. The subordinated borrowings of $200,000, $150,000, $125,000 and $55,000 bear interest at annual rates of 15%, 13%, 12% and 0%, respectively.

The loans are covered by agreements approved by the National Association of Securities Dealers, Inc. and are included for purposes of computing net capital under the Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Of the total subordinated borrowings, $180,000 is from an officer and shareholder of ABWG.

7. Related Party Transactions

Receivable from Parent represents funding provided to the Parent, offset by income taxes (see note 9), and costs under the Company's informal service agreement with ABWG. The related party balance is non-interest bearing.

The Company has an informal service agreement with ABWG whereby the Company uses various facilities, computer equipment and software.

Included in loans and advances in the statement of financial condition are notes of $103,000 and $131,059 plus accrued interest of $23,138, from officers of the Company who are also stockholders of ABWG. The notes generally bear interest at an annual rate of 6%.

8. Lease Arrangements

The Company, together with ABWG, has entered into certain leases for office space under noncancellable operating lease agreements that expire June 23, 2009 and contain escalation provisions. As of September 30, 2001, the aggregate minimum future rental payments required by the Company and ABWG, collectively, were as follows:

Year ended September 30:	
2002	$ 1,477,104
2003	1,491,576
2004	1,542,842
2005	1,552,507
2006	1,581,504
Thereafter	4,478,640
	$12,124,173

The Company is a defendant or co-defendant in legal actions primarily relating to its broker-dealer activities. It is the opinion of management, after consultation with counsel, that the resolution of these actions will not have a material adverse effect on the financial position and results of operations of the Company.

9. Income Taxes

Deferred tax assets (liabilities) at September 30, 2000 are comprised of the following:

Depreciation	$(30,982)
Net operating loss	47,280
Charitable contributions	11,060
Net deferred tax liability	$27,358

Since the Company is included in the consolidated and combined federal, state and local tax returns of ABWG, taxes owed are paid to the Parent. As of September 30, 2001, the current tax liability of $754,977 and deferred tax liability of $27,588 were included in the net receivable from parent in the statement of financial condition.

10. Subsequent Events

On November 2, 2001, ABWG concluded the purchase of certain assets of On-Site Trading, Inc. (the "Seller") in accordance with the Asset Purchase Agreement. For the nine months ended September 30, 2001, the Seller earned revenues of $26 million (unaudited). Purchased assets included customer accounts, Seller's interest in branch management agreements, and Seller's class A interest in Onsite Trading LLC, for 1,875,000 shares of common stock, and the assumption of approximately $1.8 million of liabilities. The common stock is represented by three separate certificates registered in the name of Seller, in respective amounts of 937,500 shares delivered to the Seller on the purchase date, 468,750 shares ("Escrowed Shares"), and 468,750 shares ("Deferred Shares"). The Escrowed Shares will be released to Seller on November 2, 2002, unless there are outstanding claims by ABWG for damages due to breach of the Asset Purchase Agreement. The Deferred Shares will be released to the Seller monthly in accordance with the following formula: Revenues generated by purchased assets divided by $1 million times 39,062.50, until all such deferred shares have been released or until the purchased assets no longer generate revenue.

On November 29, 2001 ABWG issued 630 shares of its Series A convertible preferred stock, at a price of $10,000 per share. Each share is convertible at any time into 3,390 shares of common stock. Preferred dividends on the Series A Preferred stocks are cumulative at a rate of 6% per annum for the first eighteen months and 15% thereafter. The aggregate purchase price of the preferred stock and warrants is $6,300,000. The purchasers were also issued Series A warrants to purchase 1,601,460 shares of common stock at an exercise price of $2.95 per share. $2,500,000 of the purchase price was paid by exchanging ABWG 6% senior subordinated demand note into the Series A convertible preferred stock. ABWG issued warrants to purchase 85,236 and 83,362 shares of common stock on October 31, 2001 and November 29, 2001, respectively, in connection with the terms of the Note and Warrant Agreement. ABWG is currently assessing the impact of EITF 00-27 with regard to the convertible preferred stock and warrants issued, which may result in a significant preferred dividend deemed paid to the investors of ABWG and with regard to the Senior Subordinated Demand note exchanged, which may result in a significant income statement charge for ABWG on the extinguishment of debt.

On January 10, 2002, all ABWG notes payable to related parties maturing February 2002 were extended through October 31, 2002.

10. Subsequent Events (continued)

In January 2002, ABWG received a commitment from an officer and stockholder for up to $2,000,000 of financing in the form of equity or debt with a maturity no sooner than January 15, 2003 at prevailing market rates.

STATEMENT OF FINANCIAL CONDITION

A.B. Watley, Inc.

September 30, 2001
with Report of Independent Auditors